UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

BALLY’S CORPORATION
(Name of Issuer)
COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)
90171V204
(CUSIP Number)
OCTOBER 1, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 90171V204
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):
Noel Hayden
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
United Kingdom
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	5,310,272*
(6) Shared Voting Power:	0
(7) Sole Dispositive Power:	5,310,272*
(8) Shared Dispositive Power:	0

(9) Aggregate Amount Beneficially Owned by Each Reporting Person: 5,310,272*

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]
(11) Percent of Class Represented by Amount in Row (9): 9.77%*
(12) Type of Reporting Person (See Instructions): IN

*See Item 4 for additional information.

Item 1(a). Name Of Issuer:
Bally’s Corporation (the “Company”)
Item 1(b). Address of Issuer’s Principal Executive Offices:
100 Westminster Street Providence, RI 02903
Item 2(a). Name of Person Filing:
Noel Hayden
Item 2(b). Address of Principal Business Office or, if None, Residence:
c/o Anzo Group Limited 25 Golden Square London, W1F 9LU
Item 2(c). Citizenship:
Mr. Hayden is a citizen of the United Kingdom.
Item 2(d). Title of Class of Securities:
Common Stock, $0.01 par value per share (the “Common Stock”).
Item 2(e). CUSIP No.:
90171V204
Item 3. If This Statement Is Filed Pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:
Not Applicable.

Item 4. Ownership:
As reported in the cover pages to this report, the ownership information with respect to Mr. Hayden is as follows:
(a) Amount Beneficially Owned:	5,310,272*
(b) Percent of Class:	9.77%*
(c) Number of Shares as to which such person has:
(i) sole power to vote or to direct the vote:	5,310,272*
(ii) shared power to vote or to direct the vote:	0
(iii) sole power to dispose or to direct the disposition of:	5,310,272*
(iv) shared power to dispose or to direct the disposition of:	0

The foregoing beneficial ownership percentage is based upon 54,356,988 shares of Common Stock, issued and outstanding as of October 8, 2021, based on information provided by the Company to Mr. Hayden.

Mr. Hayden directly holds 2,711,999 shares of Common Stock of the Company (the “Direct Shares”) and beneficially owns 2,598,273 shares of Common Stock of the Company (the “Excess Shares”) subject to the terms and conditions of a deed trust of which Mr. Hayden is the sole beneficiary (the “Trust”), resulting in an aggregate of 5,310,272 shares of Common Stock of the Company. The Direct Shares and the Excess Shares, representing 5,310,272 shares of Common Stock in the aggregate, constitute approximately 9.77% of the shares of Common Stock of the Company issued and outstanding as of the date of the event requiring this filing. In connection with the arrangement to place the Excess Shares in the Trust, Mr. Hayden is contractually obligated to instruct the trustee of the Trust to vote the Excess Shares in the same proportion as all other shares of Common Stock of the Company (excluding the Direct Shares).

Pursuant to Rhode Island law and the Company’s organizational documents, no holder is permitted to hold 5% or more of the shares of Common Stock of the Company until such holder has received approval from the Division of Gaming and Athletics of Department of Business Regulation of Rhode Island (or its successor from time to time), the Rhode Island Lottery and any successor governmental entity (the “RI Regulator”). As a result, Mr. Hayden and the Company have entered into an agreement pursuant to which Mr. Hayden is not permitted to hold more than 4.99% of the shares of Common Stock of the Company, and the Excess Shares shall remain in the Trust, until Mr. Hayden receives approval from the RI Regulator.

Under certain conditions, Mr. Hayden may direct the Trust to transfer or dispose of the Excess Shares, as so long as the percentage of shares held by Mr. Hayden does not exceed 4.99% after giving effect to such transfer or disposition. The trustee of the Trust does not hold any power to dispose of or vote the Excess Shares, except at the direction of Mr. Hayden

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]
Item 6. Ownership of More Than Five Percent on Behalf of Another Person
Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not Applicable.
Item 8. Identification and Classification of Members of the Group
Not Applicable.
Item 9. Notice of Dissolution of Group
Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 13, 2021

/s/ Noel Hayden
Noel Hayden

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).